Exhibit 99.1

Press Release

For Immediate Release	January 28, 2008

CHALLENGER ENERGY CORP. ANNOUNCES SECOND PROLIFIC NATURAL GAS
ZONE IN THE “VICTORY” WELL ON INTREPID BLOCK 5(c) OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA – (Marketwire – January 28, 2008) - Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ) announced today, that Challenger and its partners, Canadian Superior Energy Inc. (TSX:SNG)(AMEX:SNG), the Operator of the “Victory” well, and BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L), have discovered natural gas in a second zone in the “Victory” well on Intrepid Block 5(c) located approximately 60 miles off the east coast of Trinidad.

Challenger is pleased to announce the discovery of a second natural gas zone in the “Victory” well located on Block 5(c) offshore Trinidad.  The second zone flow tested natural gas on a restricted basis at high pressures at rates averaging in excess of 30 mmscf/d.  The previously announced discovery in the first zone tested flow rates averaging between 40 and 45 mmscf/d on a restricted basis with high pressures.  The combined two zones could produce natural gas at an estimated rate of over 100 mmscf/d, with the first zone being condensate rich.  Challenger President, Dan MacDonald, said today in Calgary, “We are pleased with the results of the well and possible further potential productive horizons have been identified in the well that we intend to evaluate with other wells planned to be drilled.”

The “Victory” well is the first well in a series of a three well exploration program offshore Trinidad on Block 5(c).  The semi-submersible drilling rig will now be moved to the second well location on Block 5(c) to drill the “Bounty” well, which is expected to be spudded in February 2008.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas Exploration Company which is currently focusing on “high impact” oil and gas plays offshore The Republic of Trinidad and Tobago and offshore Nova Scotia, Canada. (See Challenger’s website at www.challenger-energy.com).  Challenger Energy Corp. is paying 33-1/3% of the initial three well exploration program on Block 5(c) to earn a 25% working interest in Block 5(c).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. (See Canadian Superior’s website at www.cansup.com for information on Canadian Superior).

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. (See www.bg-group.com for information on BG Group plc).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada   T2P 3T4

Dan MacDonald, CEO and President

Phone: (403) 503-8810

Fax: (403) 503-8811

www.challenger-energy.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.